Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the registration statements on Form S-8 (File Nos. 333-197742, 333-261832 and 333-292277) of CGI Inc. of our report dated November 10, 2026 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 to this Form 6-K.

/s/PricewaterhouseCoopers LLP

Montréal, Canada

November 11, 2026

PricewaterhouseCoopers LLP
1250 René-Lévesque Boulevard West, Suite 2500
Montréal, Quebec, Canada H3B 4Y1
T.: +1 514 205 5000, F.: +1 514 876 1502
Fax to mail : ca_montreal_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.